	ONE SHELL PLAZA	AUSTIN
	910 LOUISIANA	DALLAS
	HOUSTON, TEXAS	DUBAI
	77002-4995	HONG KONG
HOUSTON
August 22, 2005	TEL +1	LONDON
	713.229.1234	MOSCOW
	FAX +1	NEW YORK
	713.229.1522	RIYADH
	www.bakerbotts.com	WASHINGTON

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Amendment No. 1 to Registration Statement on Form S-1 of Hercules Offshore, Inc. (Registration No. 333-126457) and Response to SEC Staff Comments sent by a letter dated August 8, 2005

Ladies and Gentlemen:

On behalf of Hercules Offshore, LLC, a limited liability company to be converted into a corporation to be renamed Hercules Offshore, Inc., and pursuant to Regulation S-T under the Securities Act of 1933, we hereby transmit for electronic filing via the EDGAR system Amendment No. 1 to Hercules’ Registration Statement on Form S-1 (Registration No. 333-126457) and a memorandum of Hercules responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by a letter dated August 8, 2005.

Hercules’ responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of Hercules. Hercules is separately transmitting as supplemental information under Rule 418 of the Securities Act Annex D and Annex E relating to its responses to comments 46 and 47, respectively (the “Supplemental Information”), and requesting confidential treatment for the Supplemental Information under the Freedom of Information Act (“FOIA”). Accordingly, this EDGAR transmission does not contain the Supplemental Information. We are also requesting under Rule 418(b) that the Staff return the Supplemental Information to the undersigned in the enclosed self-addressed package after completing its review.

Please telephone collect David L. Emmons (214.953.6414), Tull R. Florey (713.229.1379) or the undersigned (713.229.1958) of the firm Baker Botts L.L.P., counsel to Hercules, with any questions or comments you may have regarding the enclosed.

Securities and Exchange Commission	August 22, 2005

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Ian R. Brown
Ian R. Brown

cc:	Mr. Steven A. Manz
Hercules Offshore, LLC

Mr. David L. Emmons
Mr. Tull R. Florey
Baker Botts L.L.P.

2

ONE SHELL PLAZA	AUSTIN
910 LOUISIANA	DALLAS
HOUSTON, TEXAS	DUBAI
77002-4995	HONG KONG
HOUSTON
TEL +1 713.229.1234	LONDON MOSCOW
FAX +1 713.229.1522	NEW YORK RIYADH
www.bakerbotts.com	WASHINGTON

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY HERCULES OFFSHORE

August 22, 2005

VIA HAND DELIVERY AND FACSIMILE

Ms. Melinda Kramer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Hercules Offshore, Inc.
Response to SEC Staff Comments sent by a letter dated August 8, 2005 and Confidential Treatment Request

Dear Ms. Kramer:

On behalf of our client, Hercules Offshore, LLC, a limited liability company to be converted into a corporation to be renamed Hercules Offshore, Inc., provided herewith are materials from Hercules being submitted to the Securities and Exchange Commission in response to your comments sent by a letter dated August 8, 2005 regarding Hercules’ Registration Statement on Form S-1 filed on July 8, 2005 (Registration No. 333-126457).

Provided herewith are three copies of the Company’s response to the comments of the Staff (the “Submission”). We are also transmitting Annex D and Annex E of Hercules’ responses to comments 46 and 47 of the Staff contained in the August 8, 2005 comment letter, which are being provided to the SEC as supplemental information under Rule 418 of the Securities Act of 1933, as amended, and which are subject to a confidential treatment request. The EDGAR transmission of the Submission does not contain Annex D or Annex E. We hereby request that the Staff return Annex D and Annex E to the undersigned in the enclosed self-addressed package after completing its review. We believe that the return of such information is consistent with the protection of investors and with the provisions of the Freedom of Information Act (5 U.S.C. 552).

If any member of the Staff has any questions relating to this submission, we request such member to call David L. Emmons (214.953.6414), Tull R. Florey (713.229.1379) or the undersigned (713.229.1958).

Ms. Melinda Kramer	August 22, 2005

FOIA Confidential Treatment Request

Pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information, 17 C.F.R. 200.83, we hereby request that confidential treatment be accorded to Annex D and Annex E and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5 U.S.C. §552). Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83.

All of the pages of Annex D and Annex E being hand delivered to the Staff have been marked with a legend substantially similar to the following: “Confidential Treatment Requested by Hercules Offshore.”

In addition to its request for confidential treatment of Annex D and Annex E, Hercules requests that any memoranda, notes or other writings made by any member or employee of the SEC relating to either of the foregoing or any conference or telephone conversation with respect thereto and any copies of extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. §552(b)(4), and 17 C.F.R. §200.80(b)(4).

A copy of this Confidential Treatment Request (without the attachments) is being delivered to FOIA Officer of the SEC.

Thank you for your attention to this matter.

BAKER BOTTS L.L.P.

By:	/s/ Ian R. Brown
Ian R. Brown

2

Ms. Melinda Kramer	August 22, 2005

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY HERCULES OFFSHORE

cc:	(without attachments):

Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, Virginia 22312-2413

Mr. H. Roger Schwall
Mr. Barry Stem
Securities and Exchange Commission

Mr. Steven A. Manz
Hercules Offshore, LLC

Mr. David L. Emmons
Mr. Tull R. Florey
Baker Botts L.L.P.

3

August 22, 2005

HERCULES OFFSHORE, INC.

Memorandum in Response to Staff Comments

Registration Statement on Form S-1

(Registration No. 333-126457)

Filed July 8, 2005

This memorandum sets forth our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its comment letter dated August 8, 2005 relating to our Registration Statement on
Form S-1 (No. 333-126457) that was originally filed on July 8, 2005. For your convenience, we have repeated each comment of the Staff as given in the comment letter, and set forth below such comment is our response. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 to the Registration Statement that we are filing today via EDGAR.

We respectfully request that the Staff review the Registration Statement and our responses at its earliest convenience. Please advise us of any further comments as soon as possible.

General

1.	Separately list the preferred stock purchase rights in the fee table, and retain an explanatory footnote.

Response: We have revised the fee table on the facing page of Amendment No. 1 in response to the Staff’s comment.

2.	The only name that appears on the prospectus cover page is Hercules Offshore, Inc. Revise it to include both names that appear on the registration statement cover page, along with the explanatory text that appears there.

Response: Hercules Offshore, as a limited liability company, will not issue any securities in the offering and will no longer exist as a limited liability company at the time the offering is consummated. Rather, prior to the consummation of the offering, Hercules Offshore, LLC will be converted into Hercules Offshore, Inc., and at the consummation of the offering, the common stock to be issued in the offering will be issued by Hercules Offshore, Inc. In addition, a number of recent transactions involving the conversion of a limited liability company to a corporation have included only the name of the issuer corporation on the cover page. Examples of recent transactions include Spansion (Registration No. 333-124041), Boise Cascade (Registration No. 333-122770), Wright Express (Registration No. 333-120679) and Otelco (Registration No. 333-115341). Accordingly, we respectfully submit that no change to the name on the prospectus cover page is necessary and could in fact confuse investors.

3.	To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response: We have made appropriate corresponding changes throughout the document and have provided in our responses contained in this memorandum page references to the responsive disclosure.

4.	The staff will require time to review the omitted exhibits, once you file them. In addition to the omitted legality opinion, for example, we would expect you to file the final versions of the charter and bylaws. In that regard, you suggest at page 67 that the description you provide there is “subject to the complete text,” for which purposes a “form of” document will not suffice. We may have additional comments.

Response: We are filing with Amendment No. 1 the remaining material contracts (Exhibits 10.6, 10.8, 10.9, 10.10, 10.11, 10.12 and 10.13). We will file the rights agreement, the certificate of designations of preferred stock and the specimen common stock certificate with a pre-effective amendment to the Registration Statement after they have been approved by our board. We have supplementally provided the Staff with the form of Exhibit 5 opinion of Baker Botts L.L.P. as Annex A to this memorandum, which we will file with a pre-effective amendment after the Staff has had an opportunity to review and comment and Baker Botts has completed its due diligence review. We will only be able to file the forms of certificate of incorporation and bylaws prior to effectiveness of the registration statement, as those documents will not be executed and effective until the conversion occurs. We will file with our first periodic report following completion of the offering the final versions of those documents, which we advise the Staff and disclose on page 71 will be substantively the same as the forms filed with the registration statement.

We have revised page 71 in response to the Staff’s comment.

5.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Include a price range and current information regarding, among other things, the status of your NASDAQ application, your response plan referenced at page 53, the amount and percentage of shares to be offered by your selling shareholders, the identity of your independent directors and composition of your committees, etc. Similarly, disclose when the option relating to the Odin Spirit expires, and indicate what your current intentions are in that regard. Also provide updated Capitalization table information. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Response: We have revised the cover page of the prospectus and pages 71, 77 and 80 to update the status of our NASDAQ application in response to the Staff’s comment. We have revised page 57 to update the status of the response plan in response to the Staff’s comment. We have revised pages 4, 42 and 43 to update the status of the Odin Spirit acquisition. We have updated the Capitalization table information on page 23 in response to the Staff’s comment. We have provided changes throughout the prospectus to include information based on the number of shares to be issued in the conversion, which is preliminary and subject to change. Our board has not yet made the required independence determinations and committee assignments, but we will include that information in a pre-effective amendment after appropriate board action. We expect to provide the number of shares and price range of the common stock to be offered and information based on that number and range in the next pre-effective amendment that includes the prospectus.

6.	Provide us with a copy of any graphic materials or artwork you propose to include in your prospectus so that we may review and comment upon them.

Response: We expect to include the artwork we intend to use in the next pre-effective amendment that includes the prospectus. We are in the process of taking the pictures of our rigs and liftboats for this purpose. We do not expect to include any graphic materials or artwork other than pictures of our rigs and liftboats.

7.	Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12.

Response: We have included in Amendment No. 1 updated financial statements as required by Rule 3-12 of Regulation S-X, and we will monitor our need to further update our financial statements.

8.	Please insert bold vertical lines to separate audited information from unaudited information wherever financial statements or charts are presented.

Response: We have revised pages F-3, F-4 and F-6 in response to the Staff’s comment. We respectfully request that the Staff reconsider its comment with respect to our selected financial data tables, as we believe the presentation would be confusing to investors.

Consent

9.	Provide updated consents from your independent accountants in the next amendment.

Response: We have provided an updated consent from our independent accountants as Exhibit 23.1 to Amendment No. 1.

Table of Contents, page i

10.	You are responsible for providing current, accurate and complete information. In that regard, the statement that appears in the fourth sentence on page i is inappropriate. Eliminate all similar statements, including the third and fifth sentences on page ii. Instead make clear that you have provided disclosure that is reliable, current, accurate, and complete.

Response: While we are aware that we have an ongoing obligation to update the prospectus, we do not believe the language appearing in the legend beneath the Table of Contents on page i is inconsistent with such obligation. We believe it is critical that investors who pick up our prospectus after our offering, which may be a date long after our duty to update the prospectus has lapsed, should be cautioned to keep in mind the date of the prospectus when they read it. To the extent we do update the prospectus to disclose new facts, then the new prospectus, as so supplemented, will speak as of a new date (i.e., the date of the supplement). In such event, the original prospectus, without the supplement, would no longer be accurate on a stand-alone basis, and the legend will have served its purpose: to alert investors that the copy of the prospectus they are reading is not necessarily up to date. Therefore, we feel strongly that this language should remain in the prospectus as it appears. Moreover, the Staff has cleared identical language in prospectuses for numerous recent initial public offerings, including Refco (Registration No. 333-123969), Pike Electric (Registration No. 333-124117) and Consolidated Communications (Registration No. 333-121086). Indeed, we believe the present disclosure is a plain English version of the legend that appeared on the back cover of prospectuses for years: “Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.” Accordingly, we respectfully request that the Staff reconsider this comment.

We have eliminated the fifth sentence on page ii in response to the Staff’s comment. We have added disclosure to the third sentence stating that we believe the sources to be reliable. We do not, however, feel it is appropriate to delete the sentence in its entirety. We have used governmental and other sources that are recognized in the industry, but we believe that it would be unduly burdensome on us and the underwriters to independently verify information in these reports.

11.	Relocate your information regarding the Dealer Prospectus Delivery Obligation to the outside back cover page of the prospectus, as required by Item 502 of Regulation S-K.

Response: We would like to retain the dealer prospectus delivery legend in its current position because, due to the requirements of the electronic delivery format, the Lead Managers (as defined in comment response 39 below) have moved all the information previously found on the back cover page to the inside front cover page. Because this legend is important disclosure that applies to the entire document, we are concerned that it may be overlooked if it is imbedded further in the document. Moreover, Credit Suisse First Boston LLC (“CSFB”), one of the Lead Managers, has advised us that it received specific approval from Shelley Parrett of the Staff to position the legend in this location. Therefore, we respectfully submit that it should be retained in it current position.

Prospectus Summary, page 1

12.	Avoid repeating disclosure many times throughout your prospectus. For example, various attributes of your business appear at least three times. Instead, abridge this section to provide a brief overview of the key aspects of the company and the offering. Also provide balanced disclosure that identifies corresponding weaknesses and risks. Finally, ensure that your disclosure is precise. For example, at pages 5 and 13, it appears that the eighth rig to which you refer on page 1 has not worked for six years. But on page 1, you suggest that you “operate” a fleet of eight rigs.

Response: We have revised pages 1-4, 50 and 52-54 in response to the Staff’s comment to provide a brief overview of our company and our industry and otherwise to avoid repetitive disclosure in the prospectus. In addition, we have provided disclosure that identifies weaknesses and risks under the caption “Prospectus Summary—Risks Related to Our Business and Our Strategy” on page 4. We also have revised pages 1, 27 and 50 in response to the Staff’s comment regarding the disclosure of the status of the eighth jackup rig.

Our Company, page 1

13.	Provide objective, supplemental support for the following statements, and all similar assertions:

•	Your status as “a leading provider of shallow-water drilling and liftboat services to the oil and natural gas exploration and production industry in the U.S. Gulf of Mexico (page 1);

•	“we have the fourth-largest fleet of jackup rigs” (page 1);

•	“Our Rig 21 and Rig 22 are the only jackup rigs in the U.S. Gulf of Mexico with square mats, which allow these rigs to approach a platform from all four sides” (pages 3-4); and

•	“We operate the largest fleet of liftboats in the U.S. Gulf of Mexico with leg lengths greater than 100 feet” (page 4).

Response: We are providing supplemental support for these statements to the Staff as Annex B-1, Annex B-2 and Annex B-3 to the hard copy of this memorandum.

14.	Define in context the term “workover activity” because the reader may be unfamiliar with the term.

Response: We have revised pages 1 and 52 in response to the Staff’s comment.

Our Industry and Recent Trends, page 2

15.	Revise your disclosure in the subsection entitled “Increasing Capital Budgets of Oil and Natural Gas Producers” to explain how it benefits your company and its operations.

Response: We have revised page 47 in response to the Staff’s comment.

Summary of Consolidated Financial Data, page 9

16.	Please modify your chart so that Balance Sheet Data is presented before Other Financial Data.

Response: We have revised pages 8 and 26 in response to the Staff’s comment.

Risk Factors, page 11

17.	Revise your captions and ensuing text to identify concisely the specific and immediate effects on your operations or your company and the potential harm to investors. For example, refer to the first caption on page 12. Similarly, rather than including language like “there can be no assurance that” or “we cannot assure you,” revise to state the risk plainly and directly.

Response: We have made revisions throughout the “Risk Factors” section in response to the Staff’s comment.

18.	Eliminate the suggestion in the introductory paragraph that you do not include all material risks in this section. At the same time, remove risk factors that apply to all public companies, such as the first risk factor on page 16.

Response: We have revised pages 10 and 15 in response to the Staff’s comment.

The limited historical financial information provided in this prospectus…, page 18

19.	The disclosure included in this risk factor discussion is more informational in nature. As such, remove it from the risk factors section. If you choose to retain the information, you may include it elsewhere in the registration statement.

Response: We have revised page 17 in response to the Staff’s comment.

Use of Proceeds, page 23

20.	We note your disclosure that you “intend to use the net proceeds [you] receive from this offering to repay” debt. As such, provide the information required by Instruction 4 of Item 504 of Regulation S-K. Also provide more detailed disclosure regarding the application of the proceeds, including the “additional amount” and “significant amount” to which you refer at page 5 regarding the Odin Spirit.

Response: In response to the Staff’s comment regarding the description of the debt to be repaid, we have revised page 22 to more clearly refer the reader to the discussion regarding our senior secured term loan appearing elsewhere in the discussion under “Use of Proceeds” on that page. We also have revised page 22 in response to the Staff’s comment to provide the amount of the proceeds expected to be used to purchase the Odin Spirit. We have revised pages 4, 42 and 43 to provide additional information regarding the amount we expect to spend to refurbish Rig 16, the Odin Spirit and certain other assets.

Selected Consolidated Financial Data, page 27

21.	Please modify your chart to comply with comments issued on other sections of your filing, as appropriate.

Response: We have revised page 26 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition, page 28

Industry Background and Trends, page 29

22.	Please disclose with greater clarity why your utilization rates presented in this chart differ from those presented on page 10, clarifying in the header of the chart that the rates here are presented on a pro forma basis as to acquisitions.

Response: We have revised page 28 in response to the Staff’s comment.

Acquisition from Parker Drilling and Assumption of Management of Rig 30, page 31

23.	Quantify the amount received in the sale of the three platform rigs.

Response: We have revised page 30 in response to the Staff’s comment.

Three-month Period Ended March 31, 2005 versus the Five-Month Period Ended December 31, 2004, page 35

24.	Please explain to us why you believe the comparison of these two periods provides meaningful information to potential investors.

Response: The period-to-period comparisons now include a comparison of the six months ended June 30, 2005 with the five months ended December 31, 2004, as well as a comparison of the second quarter of 2005 to the first quarter of 2005. We believe that providing these comparisons will help investors compare the primary components that drive our results—namely, daily revenues, daily operating expenses and utilization—between our most recent interim period and our most recent audited, year-end period and between our two most recent quarterly periods. We also believe these comparisons provide meaningful trend information over those periods. In particular, investors can review information indicating how our various acquisitions have affected our financial performance in light of current economic conditions. In addition, given our limited operating history and the lack of any stand-alone pre-acquisition financial statements for the assets we acquired in the various asset acquisitions since our formation in July 2004, we have a limited number of periods that may be compared.

25.	Please provide a discussion here indicating again the number of rigs owned at the beginning of the periods presented and acquired during the periods, including the approximate dates of acquisitions. Discuss the dayrates obtained before and following each acquisition. Also add a discussion of the seasonality of your business and whether you would expect dayrates and utilizations attained during the periods presented would be similar to those that can be expected to be attained during other months of a calendar year, all other factors being equal.

Response: We have revised pages 35-36 in response to the Staff’s comment.

26.	For each period discussed, disclose the amount included in revenues that represents reimbursement by your customers for expenses incurred by you, if material.

Response: We have revised pages 36-39 in response to the Staff’s comment.

27.	Please disclose the amount amortized for regulatory inspections and related drydockings in the five-month period ended December 31, 2004, if material.

Response: We have revised pages 38-39 in response to the Staff’s comment.

Liquidity and Financing Arrangements, page 38

28.	Expand to state whether such amounts will be adequate to fund your operations for at least the next 12 months.

Response: We have revised page 41 in response to the Staff’s comment.

Debt, page 39

29.	Disclose whether you are currently in compliance with all of the covenants under your credit facilities, including the required financial ratios.

Response: We have revised page 42 in response to the Staff’s comment.

Contractual Obligations, page 41

30.	Please add management compensation obligations to your chart.

Response: We have revised page 43 in response to the Staff’s comment.

Business, page 47

31.	Disclose in necessary detail your business structure. We notice the reference to various subsidiaries at pages 56 to 57, for example.

Response: We have included a brief description of our holding company structure and our organization chart following completion of the Conversion on page 50 in response to the Staff’s comment. We supplementally advise the Staff that we intend to eliminate the intermediate holding companies mentioned on page F-7, Hercules Holdings, LLC and Hercules Liftboat Holdings, LLC, prior to the completion of the Conversion.

Regulation, page 52

32.	Disclose whether you are currently in compliance with each of the environmental regulations to which you are subject.

Response: We have revised page 57 in response to the Staff’s comment.

33.	Revise your discussion of CERCLA to explain that prior owners and operators are also subject to potential liability.

Response: We have revised page 57 in response to the Staff’s comment.

Management, page 55

34.	Identify the principal business conducted by each employer in the five year period. Examples include Lime Rock, Global Industries, Greenhill Capital Partners and SG Capital Partners. Eliminate gaps with regard to time or positions held during the five year period. Examples include the sketches you provide for Messrs. Manz, Rodney and Bates.

Response: We have revised pages 60-61 in response to the Staff’s comment.

Audit Committee, Page 59

35.	Add disclosures regarding an audit committee financial expert. Refer to Regulation S-K, Item 401(h).

Response: We have revised page 63 in response to the Staff’s comment. We intend to provide the identity of the audit committee financial expert in a pre-effective amendment to the Registration Statement after the board has designated the committee and the expert.

Certain Relationships and Related Party Transactions, page 64

36.	Make clear that none of the listed transactions was on terms as favorable to you as could have been obtained from unaffiliated third parties, if true. Also make clear that going forward there is no mechanism in place to protect you from affiliated transactions on unfavorable terms, or explain any such protection. We note the related risk factor disclosure at page 18.

Response: We have revised page 69 in response to the Staff’s comment.

Selling Stockholders, page 66

37.	Identify in the table the natural person(s) with beneficial ownership in each case.

Response: We have added disclosure to page 70 clarifying that no individual has beneficial ownership of the shares to be sold by Lime Rock or Greenhill. Rather, investment decisions with respect those funds is made by an investment committee, whose composition may change.

38.

Advise whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If any selling stockholder is a registered broker-dealer other than those who have provided placement agent or investment banking services to the Company, name them as underwriters. With respect to any affiliate of a registered broker dealer, expand the disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities. We may have additional comments.

Response: We have revised page 70 in response to the Staff’s comment.

Shares Eligible for Future Sale, page 74

39.	If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this and identify the factors to be considered in making any such determination.

Response: We have revised the disclosure on page 78 to include factors CSFB and Citigroup Global Markets Inc. (“Citigroup,” and with CSFB, collectively, the “Lead Managers”) may consider in deciding whether to consent to an early release of shares subject to a lock-up agreement. The Lead Managers have advised us, and we have disclosed on page 78, that they do not have any current intent or arrangement to release shares subject to a lock-up.

Underwriting, page 75

40.	Tell us and briefly disclose in the prospectus whether you intend to use any means of distributing or delivering the prospectus other than by hand or the mails, such as various means of electronic delivery. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD-ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Response: As disclosed on page 82, one or more members of the underwriting syndicate may make a prospectus in electronic format available on the websites maintained by such underwriter(s) and may distribute prospectuses electronically.

CSFB has informed us that it intends to make the preliminary and final prospectus available in electronic (PDF) format via e-mail to certain of its customers, as well as on the Internet through a password-protected portal on its proprietary website. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements.

Citigroup has informed us as follows. It intends to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes. In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

Citigroup currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that is not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

Citigroup’s use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration No. 333-118148) on December 14, 2004, and Citigroup hereby confirms that, to date, the i-Deal materials approved by Ms. Wyatt have not changed.

Howard Weil Incorporated (“Howard Weil”) and Simmons & Company International (“Simmons”) have advised us that they will not use any means other than by hand or the mails for delivering or distributing the prospectus. We refer in this memorandum to CSFB, Citigroup, Howard Weil and Simmons collectively as the “Underwriters.”

It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. The Underwriters have advised us that none of the agreements they have with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. The Underwriters have also advised us that they do not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The Underwriters currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

Consistent with this procedure, the following language has been included in the “Underwriting” section on page 82:

“A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.”

The Underwriters also have advised us as follows:

Each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, the Underwriters know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the Underwriters do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the Registration Statement.

To address the Staff’s concerns, the Underwriters will include in a communication to the syndicate the following:

“You may not make an online distribution of shares of Hercules Offshore, Inc. common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed.”

Given the responsibility of each broker/dealer to comply with all applicable SEC and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by the Lead Managers that syndicate members will so comply, there would not appear to be a regulatory need to make the Lead Managers responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

41.	Furthermore, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Response: The Underwriters have advised us that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet other than as described in the response to Comment 40 regarding Citigroup’s use of i-Deal. Although they have contracted with Yahoo! NetRoadshow (www.netroadshow.com) to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. Yahoo! NetRoadshow has informed the Underwriters that it conducts Internet roadshows in accordance with the Net Roadshow Inc. no-action letter dated July 30, 1997, received from the SEC in connection with virtual roadshows. In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to, and will, be made available on the web site.

Currently, no information regarding us or the offering appears on the Yahoo! NetRoadshow web site.

42.	Tell us whether the underwriters may offer the shares electronically. Also, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

Response: The Underwriters have advised us that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the websites that they maintain or may distribute prospectuses electronically. The Lead Managers have advised us that at the time they send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the SEC and the SEC raised no objections.

As disclosed on page 82, one or more members of the underwriting syndicate may make a prospectus in electronic format available on the websites maintained by such underwriter(s) and may distribute prospectuses electronically.

CSFB has informed us that it plans to post the preliminary prospectus and the final prospectus on the “Equity New Issues US” portion of its external website. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements. The procedures employed in connection with CSFB’s electronic website posting of the prospectus were reviewed by the Staff in connection with the Google Inc. initial public offering dated August 18, 2004, as well as the Spirit Finance initial public offering dated December 15, 2004. Moreover, screen shots of both the posting of the Google preliminary prospectus and the Spirit Finance preliminary prospectus on the “Equity New Issues US” portion of CSFB’s external website were cleared by the Staff. Neither CSFB’s procedures with respect to “Equity New Issues US” nor the appearance of the screen shots have changed since they were cleared by the Staff in the aforementioned transactions.

In addition, CSFB has informed us that, as an accommodation to its customers, it sends PDF versions of the preliminary and final prospectuses only to potential investors who specifically request information from CSFB about similar offerings. Please note, however, that CSFB will not rely on the PDF versions to satisfy its prospectus delivery requirements. The PDF files are accompanied by an email that contains only a descriptive subject header (issuer name and type of document, e.g., preliminary prospectus, final prospectus) and the PDF icon, but no text message. CSFB’s Equity Sales Force is under instructions that they may forward such email (along with the PDF) to their customers in the appropriate jurisdictions, provided no message is added to the email being forwarded. Subject lines and emails containing PDFs of preliminary and final prospectuses from CSFB do not depart substantively from the this format.

Each of Citigroup, Howard Weil Incorporated and Simmons & Company International has advised us that they do not intend to conduct an electronic offer of the shares.

43.	We note your disclosure on page 76 that you intend to do a “directed share offering.” Provide us with any material you have sent or intend to send to these potential purchasers such as a “friends and family letter.” Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

Response: We advise the Staff that we intend to do a directed share offering. As disclosed on page 80, the underwriters will reserve for sale at the initial public offering price shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering.

We hereby supplementally provide the Staff with a copy of the materials proposed to be distributed (manually or through CSFB’s DSP Online Procedures) in connection with soliciting interest in the directed share program (the “Program”) in Annex C to this memorandum. To date, no persons have received copies of these materials. We have attached to this memorandum as Annex C-1 and Annex C-2 two separate forms of e-mails we sent on or about August 15, 2005 to individuals at certain vendors solely to obtain factual information to assist CSFB in contacting them and providing them Program materials. Annex C-1 was sent to our counsel, Baker Botts L.L.P. Annex C-2 was sent to eight individuals at seven of our vendors. We have since learned that Baker Botts and two of the vendors have policies against participation in such programs. We and CSFB will work together to implement the Program. The Program is part of the underwritten offering. The procedures for the Program do not differ materially from the procedures for the general offering. Generally the only differences are:

•	communications that would customarily be made via telephone in the general offering context are made to Program participants in writing or online with their authorization;

•	Program participants must open new accounts with CSFB if they do not already have them; and

•	Program participants are provided with a “Frequently Asked Questions” information sheet to assist them in evaluating whether to participate in the Program.

The allocation of the shares to directed share participants is determined by us, and the mechanics of selling the shares is handled by CSFB as underwriter. We will identify a list of directors, officers, employees, customers and vendors who will be entitled to purchase shares in the Program (along with their names, home and email addresses, telephone numbers, tax identification information, and positions and names of employers) and will provide that list to CSFB. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, an invitation package (available online, via regular or overnight mail or facsimile) is made available or sent to each person listed by us explaining that CSFB is facilitating our Program, attaching a preliminary prospectus and the other Program documentation. Each of the documents (other than the preliminary prospectus) contains language that is permitted by Rule 134. If a person is interested in participating, that person completes the required documentation (which includes an IPO Certification form pursuant to NASD Rule 2790) and returns it to CSFB (via regular or overnight mail or facsimile) so that CSFB can open an account to receive the shares once allocated. Online participants as well as participants utilizing the manual paper process must return manually signed New Account Opening Documents and the IPO Certification form to the address to which they are directed in the materials. There is no pre-funding or account-funding requirement; CSFB will not accept funds from any Program participant until after the registration statement for the offering is declared effective, the deal is priced, and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them. After the registration statement has been declared effective and the offering is priced, we and CSFB prepare a final approved list of allocations. CSFB notifies each person verbally or by email who has been allocated shares of the number of shares that have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants then wire transfer their funds or send checks to CSFB. Shares are allocated following pricing and settle in the same manner as the shares sold to the general public.

If you have any further questions, please direct them to Kristina Wyatt of the Staff, who reviewed and commented on the Program procedures and documentation.

Material United States Federal Tax Considerations for Non-U.S. Holders, page 80

44.	Revise your opening sentence to refer to “material” rather than “certain” tax considerations. Also eliminate the suggestions that the disclosure is “for general information only” and that the reader should consult with tax advisors. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Response: We have revised page 84 in response to the Staff’s comment.

Financial Statements

Consolidated Statements of Operation, page F-3

45.	Where depreciation and amortization is excluded from lines in your “Costs and Expenses” section, please modify the title of the line to indicate the exclusion. Refer to SAB Topic 11:B. Income summaries provided elsewhere in your document should be modified in a like manner.

Response: We have revised pages 8, 26, 34 37-39, F-4 and F-16 in response to the Staff’s comment.

Segments, page F-14

46.	Please provide to us your analysis of segments in accordance with FAS 131. In particular, provide us with your analysis as to whether each of your rigs constitutes an operating segment, as contemplated by FAS 131, paragraph 10. Include in your response your internal management reports as of December 31, 2004, and March 31, 2005, as provided to your chief operation decision maker and your board of directors.

Response: Our reportable segments consist of the primary services we provide, which include Contract Drilling Services and Marine Services. Although these segments generally are influenced by the same economic factors, each represents a distinct service to the oil and natural gas industry. We consider each of our drilling rigs and liftboats to be an operating segment within our Contract Drilling Services and Marine Services segments, respectively, and these operating segments are aggregated to comprise our Contract Drilling Services and Marine Services reportable segments in accordance with SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”). Specifically, in accordance with Paragraph 17 of SFAS 131, we have aggregated our jackup rigs into our Contract Drilling Services segment and our liftboats into our Marine Services segment as they are similar in the following areas:

•	the nature of the products and services;

•	the nature of the production processes (not applicable);

•	the type or class of customer for their products and services;

•	the methods used to distribute their products or provide their services; and

•	if applicable, the nature of the regulatory environment

In addition, none of our operating segments, jackup rigs or liftboats, meet any of the quantitative thresholds in accordance with Paragraph 18 of SFAS 131.

In addition, as requested by the Staff, we have provided as Annex D to the hard copy of this memorandum copies of the internal management reports as of December 31, 2004,

March 31, 2005 and June 30, 2005, for which we have requested confidential treatment pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. In addition, we have requested the return of the materials included in Annex D pursuant to Rule 418(b) of the Securities Act of 1933, as amended, relating to supplemental materials submitted to the SEC in paper form.

Recent Sales of Unregistered Securities, page II-2

47.	Please refer us to disclosure in your financial statements regarding your January 20, 2005, issuance of membership interests to an executive officer. If you believe that no disclosure was necessary, please provide to us the details of such issuance, including how you accounted for and valued the shares. Please also provide us with a list of stock issuances that have been made or will be made prior to the offering to your executive officers and/or directors, and explain how they were or will be valued for accounting purposes.

Response: We do not believe that disclosure in our financial statements regarding the January 20, 2005 issuance of membership interests to one of our executive officers is necessary, as the units were issued at fair market value as described below and, accordingly, there was no compensation expense.

The following timeline summarizes the issuances of membership interests and options to acquire membership interests since our inception in July 2004, including the January 20, 2005 issuance referred to above.

Date	Transaction	Description of Issuance	Price per Unit
July 27, 2004	Formation of Hercules Offshore, LLC

July 29, 2004	Initial Membership Unit Issuance	1,267 units of membership interest (“Units”) issued in connection with our formation to our then current management, including two current executive officers, a now former manager and one of his affiliates, and to a current manager and one of his affiliates. At this time, we did not have the right to purchase the Parker Drilling assets (described below) and had no other significant assets.	$250

August 2, 2004	Issuance of Units in connection with Acquisition of Assets from Parker Drilling

21,833 Units issued in connection with the acquisition. Of those 21,833 Units, 19,000 were issued to Lime Rock, and 2,833 were issued to our then current management, including 500 to executive officers, 1,100 to a now former manager and his affiliates and 1,233 to a current manager and his affiliates. All such Units were issued at the same price, $1,000 per Unit. At this time, Lime Rock also contributed to us all of the outstanding equity interest in the entity that was the party to the contract with Parker Drilling.

In addition, three unaffiliated investors were allowed to purchase 150 Units that had been offered to others, but not subscribed for, for an aggregate purchase price of $100,000, or $666.67 per Unit.

			$1,000/$666.67

August 2, 2004	Parker Drilling Asset Acquisition	We acquired five jackups and four platform rigs from Parker Drilling for $39,250,000. These assets were acquired directly by the entity whose equity had been contributed to us by Lime Rock (described above) and was, therefore, now a wholly owned subsidiary of our company.

October 1, 2004	Liftboat Acquisition	31,000 Units issued in connection with the funding of the acquisition of 22 liftboats from Global Industries. This included 14,000 Units that were issued to Lime Rock, 16,500 issued to Greenhill Capital and 500 to an executive.	$1,000

October 2, 2004	Closing of Liftboat Acquisition	We acquired 22 liftboats from Global Industries for $53,500,000.

December 16, 2004	Execution of Definitive Agreement to Acquire Rig 25 from Parker Drilling	9,772 Units issued in connection with partially funding the acquisition, including 6,322 Units issued to Lime Rock, 3,161 Units issued to Greenhill, 144 Units issued to a former manager and his affiliates, 115 units issued to two executives and 30 Units issued to three private investors.	$1,000

January 4, 2005	Closing of Rig 25 Acquisition	We acquired Rig 25 from Parker Drilling for $21.5 million.

January 13, 2005	Acquisition of Rig 30 from Porterhouse Offshore	Of the $20 million purchase price for Rig 30, we paid $15.771 million in cash and the remaining $4.229 million in Units. The Units were distributed to certain Porterhouse shareholders, which included a former Manager and his affiliates who received 864 Units, a current Manager and his affiliates who received 2,702 Units, and certain current executive officers and their affiliates who received 663 Units. The purchase price for Rig 30 was $20 million.	$1,000

January 20, 2005	Employee Stock Option Awards and Unit Issuance	The Board of Managers awarded 2,050 options to three executive officers and 300 options to a newly hired executive officer. We also issued 100 Units to that officer at $1,000 per Unit.	$1,000

May 4, 2005	Employee Stock Option Awards	The Board of Managers awarded 350 options to three employees. The higher strike price was calculated based on assumptions used for the purchase price for the Superior liftboats and the Transocean Jupiter (Rig 16) then being negotiated, particularly the multiple paid for the estimated cash flow we expected to generate from the assets to be acquired.	$2,000

Note the following regarding the valuation of the units of membership interests in Hercules Offshore (“Units”):

•	The price of the Units sold on July 29, 2004 was lower than the price per Unit paid by Lime Rock, the major unaffiliated financial sponsor in the initial Parker Drilling transaction. When the Units were issued on July 29, 2004, we had no substantial assets and did not hold the contract with Parker Drilling to purchase the five jackups and four platform rigs.

•	The price of the Units sold to officers and managers on August 2, 2004 was equal to the price per Unit of the Units sold to Lime Rock in an arms-length transaction effected on the same date, and was higher than the $666.67 price per Unit paid by three other unaffiliated purchasers on the same date.

•	The price of the Units sold to officers and directors on October 1, 2004 was equal to the price per Unit of the Units sold to Lime Rock and Greenhill in arm’s-length transactions effected in October 2004.

•	The valuation of the Units issued on January 13 and 20, 2005, and the exercise price of the options granted on January 20, 2005, was equal to the price per Unit of the Units sold to Lime Rock and Greenhill on December 16, 2004. In addition, in connection with these issuances and awards, the Board of Managers reviewed the valuation in light of the purchase price multiples paid for our first two asset acquisitions in August and October 2004, and the multiples contemplated for the January 2005 acquisitions then being negotiated. A summary of this analysis is attached as Annex E to the hard copy of this memorandum, for which we have requested confidential treatment pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. In addition, we have requested the return of the materials included in Annex E pursuant to Rule 418(b) of the Securities Act of 1933, as amended, relating to supplemental materials submitted to the SEC in paper form.

•	The valuation of the options granted on May 4, 2005 was based on the purchase price multiples for our first four asset acquisitions in August and October 2004 and January 2005 (two acquisitions) and the multiples contemplated for the two June 2005 acquisitions (Rig 16 and the Superior liftboats) then being negotiated. We have summarized our analysis in Annex E.

Presented below is a summary of these Unit issuances that have been made to our current executive officers and managers since our inception in July 2004:

Name	Date of Issuance	Number of Units	Purchase Price per Unit
Randall D. Stilley	October 1, 2004 January 13, 2005	500 96	$1,000 $1,000

Steven A. Manz	January 20, 2005	100	$1,000

Thomas J. Seward II	July 29, 2004 August 2, 2004 (1) January 13, 2005 (1) January 13, 2005 (2)	400 250 216 125	$ 250 $1,000 $1,000 $1,000

Thomas E. Hord	July 29, 2004 August 2, 2004 January 13, 2005	400 150 216	$ 250 $1,000 $1,000

Don P. Rodney	August 2, 2004 January 13, 2005	100 19	$1,000 $1,000

Steven A. Webster	July 29, 2004 July 29, 2004 (3) August 2, 2004 August 2, 2004 (3) January 13, 2005	54 13 986 247 2,702	$ 250 $ 250 $1,000 $ 999 $1,000

(1)	Issued to the Thomas J. Seward II Defined Benefit Plan, an affiliate of Mr. Seward.

(2)	Issued to Harbour Capital Consultants, Inc., an affiliate of Mr. Seward.

(3)	Issued to Kestrel Capital, LP, an affiliate of Mr. Webster.

In addition, presented below are the stock options granted to our executive officers since the inception of our company in July 2004:

Name	Date of Grant	Number of Units Underlying Options	Exercise Price
Randall D. Stilley	January 20, 2005*	1,500	$1,000
Randal R. Reed	January 20, 2005*	300	$1,000
Thomas E. Hord	January 20, 2005*	250	$1,000
Steven A. Manz	January 20, 2005	300	$1,000
Don P. Rodney	May 4, 2005	150	$2,000
Renee M. Pitre	May 4, 2005	100	$2,000

*	Award made with a November 17, 2004 grant date for purposes of vesting.

We also issued options to a non-executive employee on May 4, 2005 with an exercise price of $2,000 per unit. As disclosed in the Registration Statement, effective upon completion of the offering, we plan to grant options to our employees with an exercise price equal to the public offering price.

Annex A

ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 713.229.1234 FAX 713.229.1522	AUSTIN BAKU DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

[                ], 2005

Hercules Offshore, LLC

2929 Briarpark Drive, Suite 435

Houston, Texas 77042

Ladies and Gentlemen:

As set forth in the Registration Statement on Form S-1 (Registration No. 333-126457) (the “Registration Statement”) filed by Hercules Offshore, LLC, a Delaware limited liability company that will be converted to a Delaware corporation to be renamed “Hercules Offshore, Inc.” as described therein (the “Company”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the proposed offer and sale of [        ] shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (“Common Stock”), by the Company and the Selling Stockholders identified in the Registration Statement (the “Selling Stockholders”), together with up to [        ] additional shares of Common Stock that may be sold by the Selling Stockholders pursuant to the underwriters’ over-allotment option as described in the Registration Statement (the “Additional Shares”), certain legal matters in connection with the Shares and the Additional Shares are being passed upon for you by us.

We understand that the Shares are to be sold by the Company and the Selling Stockholders, and any Additional Shares are to be sold by the Selling Stockholders, pursuant to the terms of an Underwriting Agreement (the “Underwriting Agreement”) in substantially the form filed as Exhibit 1.1 to the Registration Statement. The opinion set forth below is based on the assumption that, prior to the sale of the Shares or any Additional Shares pursuant to the Underwriting Agreement, the Company shall have filed with the Secretary of State of the State of Delaware in accordance with the General Corporation Law (the “DGCL”) and the Limited Liability Company Act (the “LLC Act”) of the State of Delaware (i) a Certificate of Conversion to effect the conversion of the Company from a Delaware limited liability company to a Delaware corporation as contemplated by the Plan of Conversion filed as Exhibit 2.1 to the Registration Statement and (ii) the Certificate of Incorporation of the Company in the form filed as Exhibit 3.1 to the Registration Statement, and such filings shall have become effective under the DGCL and the LLC Act.

In our capacity as your counsel in the connection referred to above, we have examined the Plan of Conversion, the forms of the Certificate of Incorporation and Bylaws of the Company and the form of Underwriting Agreement, in each case filed as exhibits to the Registration Statement, and originals, or copies certified or otherwise identified, of corporate records of the Company, including minute books of the Company as furnished to us by the Company, certificates of public officials and of representatives of the Company, statutes and other instruments and documents as a basis for the opinions hereafter expressed. In giving such

[                    ], 2005

opinions, we have relied on certificates of officers of the Company with respect to the accuracy of the factual matters contained in such certificates. In making our examination, we have assumed that all signatures on all documents examined by us are genuine, that all documents submitted to us as originals are accurate and complete, that all documents submitted to us as copies are true and correct copies of the originals thereof and that all information submitted to us was accurate and complete.

On the basis of the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that, when offered as described in the Registration Statement, and upon the sale of the Shares and any Additional Shares in accordance with the terms and provisions of the Underwriting Agreement and as described in the Registration Statement, the Shares and any Additional Shares will be duly authorized by all necessary corporate action on the part of the Company, validly issued, fully paid and nonassessable.

This opinion is limited to the DGCL. We hereby consent to the filing of this opinion of counsel as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our Firm under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Commission thereunder.

Very truly yours,

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Annex B-1

[SUBMITTED WITH HARD COPY OF MEMORANDUM ONLY]

Annex B-2

[SUBMITTED WITH HARD COPY OF MEMORANDUM ONLY]

Annex B-3

[SUBMITTED WITH HARD COPY OF MEMORANDUM ONLY]

Annex C

[On CSFB LETTERHEAD AND ISSUER LOGO]

CREDIT FIRST

SUISSE BOSTON

September     , 2005

TO:	Certain Employees, Directors and Related Persons of

FROM:	Hercules Offshore, Inc.

RE:	Purchase of Shares of Common Stock Offered by in Connection With its Initial Public Offering

Hercules Offshore, Inc. (the “Company”) is planning to conduct an initial public offering (“IPO”) of          shares of its common stock (the “Stock”). A registration statement for these shares has been filed with the United States Securities and Exchange Commission. The enclosed Preliminary Prospectus is included in the registration statement.

The IPO will be conducted through a group of underwriters led by Credit Suisse First Boston LLC (“CSFB”) and Citigroup Global Markets Inc. (“Citigroup”). The Company has arranged for CSFB to conduct a directed share program (the “Program”) pursuant to which the Company has reserved a limited number of shares of its Stock for purchase by you and certain other employees, directors and related persons of the Company. The purchase price to you will be the same as the initial offering price to the public. Also, you will be permitted to purchase these shares yourself or jointly with a member of your immediate family, but you cannot transfer your right to participate in the Program to anyone else.

The estimated price range of this IPO will be between $             and $             per share. The approximate date on which the SEC is expected to declare the registration statement effective and for the IPO to be priced is September     , 2005

It is important for you to read the enclosed Preliminary Prospectus before you make a decision to purchase Stock through the Program.

You must have an account with CSFB to purchase Stock through the Program. If you indicate on the enclosed New Account Form that you have an existing account with CSFB, your CSFB representative will be notified of your intent to purchase shares through this Program. If you do not have an account with CSFB, you must open one.

To open an account, please complete and return the enclosed New Account Form, IPO Certification Form, Indication of Interest Form, Joint Account Agreement (if applicable) and IRS Form W-8BEN if you are a non-U.S. citizen or non-U.S. resident. A clear and legible copy of your un-expired driver’s license or passport must be enclosed along with these documents. For non-U.S. citizens, a clear and legible copy of your Passport Alien Identification card or any government issued

1

document evidencing nationality must be provided. In order to participate in this program, you must FAX the completed and signed documents to              at              to be received no later than 5:00 PM Central Standard Time on September     , 2005 prior to overnighting the originals. The original signed documents should be returned to Credit Suisse First Boston LLC via overnight mail Attention to:             .

All information that you provide to CSFB will be treated as confidential, except that CSFB will share information with the Company to enable the Company to allocate Stock reserved for the Program.

DO NOT SEND MONEY NOW. Payment instructions will be provided at a later stage in the Program.

If the Company determines to allocate shares to you for purchase,              will contact you after the registration statement is declared effective and the IPO has priced to inform you of your account number, the purchase price, the number of shares allocated to you and other pertinent information. At that time, you must confirm to              your intention to purchase the Stock allocated to you by the Company. You may also contact              directly to confirm your allocation. A copy of the final form of the prospectus will be sent to you together with a confirmation of your purchase. If you do not confirm by 7:00 a.m. Eastern Standard Time on the morning following pricing, you will not receive shares.

No offer to buy Stock can be accepted and no part of the purchase price can be received by CSFB until the registration statement relating to the Stock has been declared effective by the Securities and Exchange Commission. Any offer you extend to buy the Stock may be withdrawn or revoked by you, without obligation or commitment of any kind, at any time prior to notice of CSFB’s acceptance of your offer after the pricing date. Your expression of interest in purchasing shares in this IPO is not binding on you or CSFB until you confirm your intention to purchase the Stock allocated to you by the Company. Similarly, your confirmation of your expression of interest does not ensure that you will receive an allocation of shares.

Full payment for your purchase of the Stock will be due to CSFB no later than the settlement date, which is three days after the pricing date. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment. Given the three day settlement period, you should remit payment on the date you confirm your indication of interest, which is typically the pricing date. When remitting your check or wire (payable to Pershing LLC) in payment for the Stock, please include your social security number and account number and make a notation that it is for the              offering. Do not wait to receive the written confirmation of your purchase before remitting your check to             .

If you do not conduct further business with CSFB within six (6) months following the IPO, or the asset or activity level in your account is lower than CSFB’s targets, CSFB may ask you to transfer your account to another financial institution due to the increasing costs of maintaining accounts. CSFB will assist you in arranging the transfer or delivery of your assets.

2

The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

If you have any questions concerning the above, please call              at             , or 1 (800)             .

Sincerely,

HERCULES OFFSHORE, INC.

3

SUMMARY OF INSTRUCTIONS

1.	Complete the New Account Form, IPO Certification Form, Indication of Interest Form, Joint Account Agreement (if applicable), and IRS Form W-8BEN (if applicable).

2.	Fax the following no later than to at . For non-U.S. citizens, a clear and legible copy of your Passport Alien Identification card or any government issued document evidencing nationality is required.

•	A signed copy of the New Account Form

•	A signed copy of the Joint Account Agreement (if applicable)

•	A signed copy of the IPO Certification Form

•	A legible copy of your un-expired driver’s license or passport (reminder: if joint account, we must get copies of both identification cards)

•	A signed copy of the Indication of Interest Form

•	A signed copy of the IRS Form W-8BEN (if applicable)

3.	Return all original documents via overnight mail to . Please keep a copy of all forms for your records.

4.	You will be contacted after the registration statement is declared effective and the offering has priced by You many also contact directly to confirm your allocation. You will be given information regarding your Credit Suisse First Boston LLC account number, the number of shares you have been allocated (if any), the price of the offering, the settlement date, and the amount you owe to Credit Suisse First Boston LLC.

5.	After you have been contacted by in accordance with step 4 above, and you confirm your intention to purchase shares, send your payment to Credit Suisse First Boston LLC for receipt no later than the settlement date. Payment can be made to Credit Suisse First Boston LLC by check payable to Pershing LLC (please include your social security number and account number on the check) or by wire. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment. Payment must be remitted in the form of a check or wire from an account in the name of the participant only. Please note that CSFB LLC does not accept third party payments.

4

Send checks to:	Send wires to:

CSFB Private Client Services	The Bank of New York
Central Operations Manager	New York, NY
Eleven Madison Ave., 7th Floor	ABA 021-000018
New York, NY 1001 0-3629	For the Account of Pershing LLC 890-051238-5
(800) 214-3591	For further credit to (the name of your account)
Account No. (insert account number given to you
in accordance with step 4 above)

IF YOU ARE INTERESTED IN PURCHASING SHARES, YOU MUST COMPLETE ALL PARTS OF THIS FORM AND RETURN IT SO THAT IT IS RECEIVED BY              NO LATER THAN 5:00 P.M. (CENTRAL STANDARD TIME) ON SEPTEMBER     , 2005. ALL PARTS OF THE INSTRUCTIONS ARE MANDATORY. NO EXCEPTIONS ARE POSSIBLE.

5

NAFM

(New Account Form)

CSFB ACCOUNT NUMBER (Office Use Only)

What type of account would you like to open:
(Individual or Joint)
If you have any questions regarding the type of account you would like to open, please contact ______ at (___)________.

Account title (Do not complete for Individual or Joint Accounts.)

PLEASE COMPLETE THE INFORMATION BELOW (PLEASE PRINT)
First Name	M.I.	Last Name

Date of Birth	S.S.#	Relationship to Company

Street Address

Only actual residence addresses are permitted. If your actual residence address is a P.O. Box or some other form of alternative address, please check the following box, enter the address and complete the representation letter required.

City	State	Zip Code

Country	Citizenship	Email Address

Home Phone	Business Phone	Cellular Phone

Name of Employer	Type of Business	Source of Funds for this Account

Occupation	Years Employed	Source of Wealth

# of Dependants	Annual Income	Liquid Net Worth (Not Including Home)

Current Passport Number	Country Issuing Passport

Govt. Identification Description	Country of Govt. Identification

Country of Origin	Govt. Identification Number

State/Primary Subdivision of Govt. Identification

6

IF YOU WOULD LIKE THIS TO BE A JOINT ACCOUNT, PLEASE FILL IN THE INFORMATION BELOW:

Will this be (Check One):	Joint Tenants in Common	Joint Tenants with Rights of Survivorship

First Name	M.I.	Last Name

Date of Birth	S.S.#	Relationship to Company

Street Address		check here if it is the same as above

Only actual residence addresses are permitted. If your actual residence address is a P.O. Box or some other form of alternative address, please check the following box, enter the address and complete the representation letter required.

City	State	Zip Code

Country	Citizenship	Email Address

Home Phone	Business Phone	Cellular Phone

Name of Employer	Type of Business	Source of Funds for this Account

Occupation	Years Employed	Source of Wealth

# of Dependants	Annual Income	Liquid Net Worth (Not Including Home)

Current Passport Number	Country Issuing Passport

Govt. Identification Description	Country of Govt. Identification

Country of Origin	Govt. Identification Number

State/Primary Subdivision of Govt. Identification

7

DO YOU CURRENTLY HAVE AN ACCOUNT WITH CREDIT SUISSE FIRST BOSTON LLC?

		Yes		No

If yes, please indicate account number (9-digits)				CSFB PCS Advisor

If you do not currently remember your account number, please contact at ( ) .

PLEASE COMPLETE THE FOLLOWING FOR ALL PARTIES:
Account Investment Objective			Capital Preservation		Income

			Aggressive Income		Speculation

Growth

(Note: The purchase of shares in an IPO is considered a speculative investment.)
Other Brokerage Accounts				Firm

Bank Information	Name			Address

Do you or anyone with an interest in this account have an important public function in a foreign country as an active or former head of state, member of parliament, important politician or civil servant in administration the legal system, the armed forces or uppermost bodies of state enterprises or have recognizable close family, personal or business relations with a person or entity in one?

		Yes		No

If yes, identify the name of the official, office held and country:

Is this account for a private banking account as defined under the USA Patriot Act?

		Yes		No
Is this account for a foreign bank as defined under the USA Patriot Act?

		Yes		No

Additional information:

8

IPO CERTIFICATION

Please note all bolded terms are defined on page 9.

A.	Is any person with a beneficial interest in the account that is purchasing the security through the Program

1.	an officer, director, general partner, associated person, or employee of an NASD member or any other broker/dealer (other than a limited broker/dealer), or an immediate family member of one of those; or

2.	an agent of an NASD member or any other broker/dealer (other than a limited broker/dealer) that is engaged in the investment banking or securities business, or an immediate family member of an agent?

Yes                                No

If Yes, please name broker/dealer, list licenses and describe the relationship:

________________________________________________________________________________________________________________________________

________________________________________________________________________________________________________________________________

B.	Is any person with a beneficial interest in the account that is purchasing the security through the Program a finder or a person acting in a fiduciary capacity to the managing underwriter of the security (such as an attorney, accountant or financial consultant), or an immediate family member of one of those?

Yes                                No

If Yes, please name the person (or indicate if it is you) and, describe the relationship with the managing underwriter. Please indicate if you provide material support to that person and/or if you reside in the same household.

________________________________________________________________________________________________________________________________

________________________________________________________________________________________________________________________________

C.	If the answer to either A or B is “Yes”:

Is the person with the beneficial interest that prompted the “Yes” answer, or an immediate family member of that person, an employee or director of the issuer of the security, the issuer’s parent, or a subsidiary of the issuer or the issuer’s parent?1

Yes                                No

9

In order to participate in the Program, you must read and sign either of the statements below:

If either (I) the answer to both A and B is “No”, or (ii) the answer to A and/or B is “Yes” and the answer to C is also “Yes”, then please sign below certifying that the account is not a restricted person/entity as defined under NASD Rule 2790 for participation in the Directed Shares Program.

Signature:
(Joint Accounts only)

OR

If the answer to A and/or B is “Yes” and the answer to C is “No”, then please sign below certifying that the account is a restricted person/entity as defined under NASD Rule 2790 for participation in the Directed Shares Program.

Signature:
(Joint Accounts only)

1	For purposes of this question, a parent/subsidiary relationship exists if the parent has the right to vote 50% or more of a class of voting security of the subsidiary, or has the power to sell or direct 50% or more of a class of voting security of the subsidiary.

NASD Rule 2790 Definitions:

Associated person or employee of a NASD member firm. (1) Any natural person registered with NASD and (2) any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member firm, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member firm (for example, any employee).

Beneficial interest. Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity.

Collective investment account. Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (1) a legal entity that is beneficially owned solely by immediate family members or (2) an investment club comprising a group of friends, neighbors, business associates or others who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

Finder. A person who receives compensation for identifying potential investors in an offering. Immediate family member. A person’s parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support.

Limited business broker-dealer. Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

Material support. Directly or indirectly providing more than 25% of a person’s income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support.

11

CREDIT SUISSE FIRST BOSTON LLC

Eleven Madison Avenue, New York, NY 10010

CUSTOMER AGREEMENT

Please read the customer agreement below and complete the new customer information form in full. If you have any questions, please contact the account executive.

In consideration of your accepting and carrying for the undersigned one or more accounts, the undersigned hereby consents and agrees that:

APPLICABLE RULES AND REGULATIONS

1. All transactions for the undersigned shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, where executed by you or your agents, including your subsidiaries and affiliates.

DEFINITION

2. For purposes of this agreement “securities, commodities and other property,’ as used herein shall include, but not be limited to money, securities, and commodities of every kind and nature and all contracts and options relating thereto, whether for present or future delivery.

LIEN

3. All securities, commodities and other property now or hereafter held, carried or maintained by you in your possession and control for any purpose, in or for any of the accounts of the undersigned, now or hereafter opened, including accounts in which the undersigned may have an interest, shall be subject to a lien for the discharge of all the indebtedness and other obligations of the undersigned to you, and are to be held by you as security for the payment of any liability or indebtedness of the undersigned to you in any of said accounts. You shall have the right to transfer securities, commodities and other property so held by you from or to any other of the accounts of the undersigned whenever in your judgment you consider such a transfer necessary for your protection. In enforcing your lien, you shall have the discretion to determine which securities and property are to be sold and which contracts are to be closed.

LIQUIDATION

4. You shall have the right, in accordance with your general policies regarding your maintenance requirements, as such may be modified, amended or supplemented from time to time, or if, in your discretion you consider it necessary for your protection to require additional collateral at an earlier or later point in time than called for by said general policies, or in the event that a petition in bankruptcy, or for appointment of a receiver is filed by or against the undersigned, or an attachment is levied against the accounts of the undersigned, or in the event of the death of the undersigned, to sell any or all securities, commodities and other property in the accounts of the undersigned with you, whether carried individually or jointly with others, to buy any or all securities, commodities and other property which may be short in such accounts, to cancel any open orders and to close any or all outstanding contracts, all without demand for margin or additional margin, notice of sale or purchase or other notice or advertisement. Any such sales or purchases may be at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and you may be the purchasers for your own account. It being understood that a prior demand, or call, or prior notice of the time and place of such a sale or purchase shall not be considered a waiver of your right to sell or buy without demand or notice as herein provided.

12

PAYMENT OF INDEBTEDNESS UPON DEMAND

5. The undersigned shall at all times be liable for the payment upon demand of any debit balance or other obligations owing in any of the accounts of the undersigned with you and, the undersigned shall be liable to you for any deficiency remaining in any such accounts in the event of the liquidation thereof, in whole or in part, by you or by the undersigned; and the undersigned shall make payment of such obligations and indebtedness upon demand.

LIABILITY FOR COSTS OF COLLECTION

6. The reasonable costs and expenses of collection of the debit balance and any unpaid deficiency in the accounts of the undersigned with you, including, but not limited to attorney’s fees, incurred and payable or paid by you shall be payable to you by the undersigned.

PLEDGE OF SECURITIES, COMMODITIES, AND OTHER PROPERTY

7. All securities, commodities and other property now or thereafter held, carried or maintained by you in your possession in any of the undersigned may be pledged and repledged by you from time to time, without notice to the undersigned, either separately or in common with other such securities, commodities and other property for any amount due in the accounts of the undersigned, or for any greater amount, and you may do so without retaining to your possession or control for delivery a like amount of similar securities, commodities or other property.

CONSENT TO ELECTRONIC DELIVERY AND PRESUMPTION OF RECEIPT OF COMMUNICATIONS

8. Communications may be sent to the undersigned at the address of the undersigned or at such other address as the undersigned may hereafter give you in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally, whether actually received or not. By providing you with an email address, the undersigned consents to receive all notices, communications, and other information related to the undersigned’s account electronically. This information may be provided through an online posting on a CSFB-sponsored website, email, CD-Rom or otherwise through certain telephonic, Internet, web-based, wireless and other securities trading and information systems established and operated directly by you or through third party service providers (the “Electronic Services”). The documents may be formatted in Adobe Acrobat’s portable document format (“PDF”), hypertext mark-up language (“HTML”) or such other file formats as you deem appropriate. The scope of this consent to electronic delivery includes, but is not limited to, prospectuses and other disclosure documents, confirmations, account statements, margin and maintenance calls, and any other information provided by you, the issuers of the securities in which the undersigned invests and other third parties.

The undersigned agrees to notify you promptly in writing of any change in the undersigned’s email address or any other electronic delivery address agreed between the parties. Until you receive notice, you may continue to send information to the undersigned’s previous electronic address, and any such information will be deemed to have been delivered to the undersigned, regardless of whether the undersigned actually has retrieved or received the information. Furthermore, the undersigned authorizes you to deliver information to the undersigned by sending the undersigned a notice that directs the undersigned to a website where the information will be available for viewing or printing. The undersigned agrees that your sending of the notice will constitute good and effective delivery of the information to the undersigned, regardless of whether the undersigned actually accessed the information on the website. The undersigned acknowledges that you may, but are not required to, send the undersigned paper copies of any information that it is entitled to deliver to the undersigned electronically. The undersigned may revoke this consent to electronic delivery at any time by notifying you in writing. The undersigned agrees, however, that if the undersigned revokes consent, you may terminate the undersigned’s account, restrict or terminate access to the Electronic Services, or charge an extra fee for the delivery of paper copies of any information that would otherwise be delivered electronically. The undersigned acknowledges that it may incur expenses (such as online service provider charges) associated with the electronic delivery of information and the use of the Electronic Services. In order to view or print documents provided in PDF the undersigned will have to install the Adobe Acrobat reader on the undersigned’s computer.

13

MARGIN REQUIREMENTS, CREDIT CHARGES AND CREDIT INVESTIGATION

9. The undersigned will at all times maintain such securities, commodities and other property in the accounts of the undersigned for margin purposes as you shall require from time to time and the monthly debit balances or adjusted balances in the accounts of the undersigned with you shall be charged, in accordance with your usual custom, with interest at a rate permitted by the laws of the State of New York. It is understood that the interest charge made to the undersigned’s account at the close of a charge period will be added to the opening balance for the next charge period unless paid.

You may exchange credit information about the undersigned with others. You may request a credit report on the undersigned and upon request, you will state the name and address of the consumer reporting agency that furnished it. If you extend, update or renew the undersigned’s credit, you may request a new credit report without telling the undersigned.

PRESUMPTION OF RECEIPT OF COMMUNICATIONS

10. Communications may be sent to the undersigned at the address of the undersigned or at such other address as the undersigned may hereafter give you in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally, whether actually received or not.

NO NON-INVESTMENT ADVICE

11. The undersigned acknowledges that you will not provide the undersigned with any legal, tax or accounting advice, that your employees are not authorized to give any such advice and that the undersigned will not solicit or rely upon any such advice from you or your employees whether in connection with transactions in or for any of the accounts of the undersigned or otherwise. In making legal, tax or accounting decisions with respect to transactions in or for the accounts of the undersigned or any other matter, the undersigned will consult with and rely upon its own advisors and not you.

SCOPE AND TRANSFERABILITY

12. This agreement shall cover individually and collectively all accounts which the undersigned may open or reopen with you, and shall inure to the benefit of your successors whether by merger, consolidation or otherwise, and assigns, and you may transfer the accounts of the undersigned to your successors and assigns, and this agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

EXTRAORDINARY EVENTS

13. You shall not be liable for the loss caused directly or indirectly by the government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond your control.

REPRESENTATIONS AS TO CAPACITY TO ENTER INTO AGREEMENT

14. The undersigned, if an individual, represents that the undersigned is of full age, that unless otherwise disclosed to you in writing the undersigned is not employee of any exchange, or of any corporation of which any exchange owns a majority of the capital stock, or of a member firm or member corporation registered on any exchange or of a bank, trust company, insurance company or of any corporations, firm or individual engaged in the business of dealing either as a broker or as a principal in securities, bills of exchange, acceptances or other forms of commercial paper. The undersigned further represents that no one except the undersigned has an interest in the account or accounts of the undersigned with you.

14

JOINT AND SEVERAL LIABILITY

15. If the undersigned shall consist of more than one individual, their obligations under this agreement shall be joint and several. The undersigned have executed the Joint Account Agreement and made the election required therein. Pursuant to that agreement, you may, but are not required to, accept instructions from either joint party.

OPTION TRANSACTIONS

16. If at any time the undersigned shall enter into any transaction for the purchase or resale of an option contract, the undersigned hereby agrees to abide by the rules of any national securities association, registered securities exchange or clearing organization applicable to the trading or option contracts and, acting alone or in concert, will not violate the position or exercise limitation rules of any such association or exchange or of the Options Clearing Corporation or other clearing organization.

SEPARABILITY

17. If any provision or condition of this agreement shall be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, such invalidity or unenforceability shall attach only to such provision or condition. The validity of the remaining provisions and conditions shall not be affected thereby and this agreement shall be carried out as if any such unenforceable provision or condition were not contained herein.

HEADINGS AND DESCRIPTIVE

18. The heading of each provision hereof is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision.

ARBITRATION DISCLOSURES

19.

•	ARBITRATION IS FINAL AND BINDING ON THE PARTIES

•	THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

•	PRE- ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

•	THE ARBITRATORS’ AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGALREASONING AND ANY PARTY’S RIGHT TO APPEAL OR SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

•	THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OR ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY. AGREEMENT TO ARBITRATE CONTROVERSIES

20. IT IS AGREED THAT ANY CONTROVERSY BETWEEN US ARISING OUT OF YOUR BUSINESS OR THIS AGREEMENT, SHALL BE SUBMITTED TO ARBITRATION CONDUCTED BEFORE THE NEW YORK STOCK EXCHANGE, INC. OR ANY OTHER NATIONAL SECURITIES EXCHANGE ON WHICH A TRANSACTION GIVING RISE TO THE CLAIM TOOK PLACE (AND ONLY BEFORE SUCH EXCHANGE) OR NASD REGULATION, INC., AS THE UNDERSIGNED MAY ELECT

15

AND IN ACCORDANCE WITH THE RULES OBTAINING OF THE SELECTED ORGANIZATION. ARBITRATION MUST BE COMMENCED BY SERVICE UPON THE OTHER PARTY OF A WRITTEN DEMAND FOR ARBITRATION OR A WRITTEN NOTICE OF INTENTION TO ARBITRATE, THEREIN ELECTING THE ARBITRATION TRIBUNAL. IN THE EVENT THE UNDERSIGNED DOES NOT MAKE SUCH ELECTION WITHIFIVE (5) DAYS OF SUCH DEMAND OR NOTICE, THEN THE UNDERSIGNED AUTHORIZES YOU TO DO SO ON BEHALF OF THE UNDERSIGNED.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION NOR SEEK TO ENFORCE ANY PRE- DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; OR WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL; (I) THE CLASS CERTIFICATION IS DENIED; OR (II) THE CLASS IS DECERTIFIED; OR (Ill) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT, SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSITITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN. THE LAWS OF THE STATE OF NEW YORK GOVERN

21. THIS AGREEMENT AND ITS ENFORCEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAWS PROVISIONS.

LOAN CONSENT

22. BY SIGNING THIS AGREEMENT, THE UNDERSIGNED ACKNOWLEDGES THAT SECURITIES NOT FULLY PAID FOR BY THE UNDERSIGNED MAY BE LOANED TO YOU OR LOANED OUT TO OTHERS. THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE IN PARAGRAPHS 19 AND 20 ON THIS PAGE. I ACKNOWLEDGE RECEIVING A COPY OF THIS AGREEMENT.

GENERAL TERMS AND CONDITIONS

23. THIS BROKERAGE ACCOUNT IS A SELF-DIRECTED NON-DISCRETIONARY BROKERAGE ACCOUNT. YOU, AS THE CLIENT, ARE RESPONSIBLE FOR ALL INVESTMENT DECISIONS, INCLUDING WHETHER TO MAKE PURCHASES OR SALES OF SECURITIES, AND FOR COMMUNICATING THOSE INSTRUCTIONS TO THE APPROPRIATE PERSONNEL AT CSFB.

Tax Certification: Under penalties of perjury, I certify that:

1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions: You must cross out item 2 above if you had been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

For U.S. Payees Exempt from Backup Withholding, please select EXEMPT here:

16

BY SIGNING BELOW, I CONFIRM THAT THE PERSONAL INFORMATION PROVIDED ON PAGES FIVE THROUGH SEVEN OF THIS DOCUMENT IS COMPLETE AND ACCURATE, ACKNOWLEDGE AND AGREE TO THE TERMS AND CONDITIONS OF THE CUSTOMER AGREEMENT AT PAGES TEN THROUGH THIRTEEN, AND CONFIRM THE ACCURACY OF THE TAX CERTIFICATION AT PAGE THIRTEEN. I ACCEPT THE STATED TERMS AND CONDITIONS OF THE AGREEMENT.

(For joint accounts, both parties must sign below.)

Date	Print Name	Signature

Date	Print Name	Signature

DO NOT COMPLETE BELOW THIS LINE-FOR OFFICE USE ONLY

Is PCS Advisor registered in state of customer’s residence?                Transfer instructions:

Yes	No	Hold in Street Name
Transfer & Ship to Client

ADVISOR SIGNATURE	ADVISOR#	DATE

BRANCH MANAGER SIGNATURE	DATE

17

INDICATION OF INTEREST FORM

PLEASE ANSWER IN THE SPACES PROVIDED

(Please print or type)

Name: ___________________________________________________________________________________________________________________________________

Second Party If Joint Account: _______________________________________________________________________________________________________________________

Indication of Interest:

I am interested in purchasing shares of Common Stock of Hercules Offshore, Inc. Although I understand that the price is subject to change at any time prior to effectiveness of the registration statement, the expected price range is $             to $            . The total number of shares I wish to purchase is                                          (subject to a minimum of              shares and              share increments thereafter).

I acknowledge that:

1.	I have received my copy of the preliminary prospectus dated September __, 2005, relating to this offering. I have not received or relied upon any investment advice from Credit Suisse First Boston LLC and my decision to invest in these securities was made independently, based upon my own investment analysis and determination that the purchase is suitable for me based upon my financial situation, investment objectives and risk tolerance.

2.	I AM NOT ASSURED OF OBTAINING ANY OR ALL OF THE NUMBER OF SHARES REQUESTED, AND I UNDERSTAND THAT IF ANY SHARES ARE ALLOCATED TO ME, I WILL BE NOTIFIED OF THE NUMBER OF SUCH SHARES.

3.	I MUST CONFIRM MY INDICATION OF INTEREST TO PURCHASE ANY SHARES THAT MAY BE ALLOCATED TO ME BY 7:00 A.M. E.T. ON THE MORNING FOLLOWING PRICING.

Signature(s):

(joint signature, if applicable)

No offer to buy Stock can be accepted and no part of the purchase price can be received by CSFB until the registration statement relating to the Stock has been declared effective by the Securities and Exchange Commission. Any offer you extend to buy the Stock may be withdrawn or revoked by you, without obligation or commitment of any kind, at any time prior to notice of CSFB’s acceptance of your offer after the pricing date. Your expression of interest in purchasing shares in this IPO is not binding on you or CSFB until you confirm your intention to purchase the Stock allocated to you by the Company. Similarly, your expression of interest does not ensure that you will receive an allocation of shares.

IF YOU ARE INTERESTED IN PURCHASING SHARES, YOU MUST COMPLETE ALL PARTS OF THIS FORM AND RETURN IT SO THAT IT IS RECEIVED BY              NO LATER THAN 5:00 P.M. (CENTRAL STANDARD TIME) ON SEPTEMBER     , 2005.

18

JOINT ACCOUNT AGREEMENT

In consideration of your accepting and carrying for the undersigned a joint account introduced to you by undersigned’s broker, the undersigned jointly and severally agree that each of them shall have authority on behalf of the joint account to buy, sell (including short sales) and otherwise deal in, through you as brokers, stocks, bonds and other securities and commodities, and options to buy or sell said securities, whether covered or uncovered, on margin or otherwise: to receive on behalf of the joint account demands, notices, confirmations, reports, statements of account and communications of every kind; to receive on behalf of the joint account money, securities and property of every kind and to dispose of same; to make on behalf of the joint account agreements relating to any of the foregoing matters and to terminate or modify the same or waive any of the provisions thereof; and generally to deal with you on behalf of the joint account as fully and completely as if he or she alone were interested in said account, all without notice to the other or others interested in said account. You are authorized but not required to follow the instructions of any of the undersigned in every respect concerning the said joint account with you and to make deliveries to any of the undersigned, or upon his or her instructions, of any or all securities in said joint account, and to make payments to any of the undersigned, or upon his or her order, of any or all monies at any time or from time to time in the said joint account as he or she may order and direct, even if such deliveries and/or payments shall be made to him or her personally, and not for the joint account of the undersigned. You are authorized, but not required to accept the signature of any of the undersigned as proper execution of any documents or agreements in connection with the account. In the event of any such deliveries of securities or payments of monies to any of the undersigned as aforesaid, you shall be under no duty or obligation to inquire into the purpose or propriety of any such demand for delivery of securities or payment of monies, and you shall not be bound to see to the application or disposition of the said securities and/or monies so delivered or paid to any of the undersigned or upon his or her order. The authority hereby conferred shall remain in force until written notice of the relocation addressed to you is delivered and received at your main office. You may, at your discretion, require the signature of any number or all of the undersigned prior to and as a condition to undertaking any action in the account.

The liability of the undersigned with respect to said account shall be a joint and several. The undersigned further agree jointly and severally that all property you may at any time be holding or carrying for any one or more of the undersigned shall be subject to a lien in your favor for the discharge of the obligations of the joint account to you, such lien to be in addition to and not in substitution of the rights and remedies you otherwise would have.

It is further agreed that in the event of the death of either or any of the undersigned, the survivor or survivors shall immediately give you written notice thereof, and you may, before or after receiving such notice, take such proceeding, require such paper and inheritance or estate tax waivers, retain such portion of and/or restrict transactions in the account as you may deem advisable to protect you against any tax, liability, penalty or loss under any present or future laws or otherwise. The estate of any of the undersigned who shall have died shall be liable and each survivor shall continue to be liable jointly and severally, to you for any net debit balance or loss in said account in any way resulting from transactions initiated prior or subsequent to the receipt by you of the written notice of the death of the decedent or incurred in the liquidation of the account or the adjustment of the interests of the respective parties.

*(a) It is the express intention of the undersigned to create an estate or account as joint tenants with rights of survivorship and not as tenants in common. In the event of the death of either of the undersigned, the entire interest in the joint account shall be vested in the survivor or survivors on the same terms and conditions as theretofore held, without in any manner releasing the decedent’s estate from the liability provided for the next preceding paragraph.

*(b) In the event of the death of either or any of the undersigned the interests in the account as of the close of business on the date of the death of the decedent (or on the next following business day if the date of the death is not a business day), shall be as follows:

	or his or her estate	%
Name of Participant

	or his or her estate	%
Name of Participant

	or his or her estate	%
Name of Participant

but any taxes, costs. expenses or other charges becoming a lien against or being payable out of the account as the result of the death of the decedent, or through the exercise by his or her estate or representatives of any rights in the account shall, so far as possible. be deducted from the interest of the estate of such decedent. This provision shall not release the decedent’s estate from the liability provided for in the paragraph next preceding “(a)” above.

The undersigned request you to open the joint account under the following designation:

______________________________________________________________________________________________________________________________________________

Subject to the provisions hereof, all notices or communications for the undersigned in respect of the joint account are to be directed to

Name
Address
City
State Zip

Each of the undersigned has signed the Customer Agreement and Loan Consent which are intended to cover, in addition to the provisions hereof, the terms upon which the joint account is to be carried

Dated.		Very truly yours.
(City) (State)

*	Strike out paragraph (a) or (b) whichever is inapplicable, and if paragraph (b) is retained, fill in the names and percentage amounts of the interests of the respective parties.

(COMPANY LOGO & TITLE)

CSFB Directed Share Program

Frequently Asked Questions

GENERAL

1.	How late will the PCS Advisor contact me on the night of pricing?

The PCS Advisor will contact you as soon as the offering is priced, but if pricing occurs in the evening, you might be contacted as late as 11:00pm (local time).

2.	When will I receive my account number?

If your account documentation is complete, you will receive your account number on the night of pricing, which is normally the day prior to the IPO date. Please remember to place your account number on all correspondence, including your check

3.	Can I change my Indication of Interest (101)?

Yes, the deadline for changing your indication of interest is the night of pricing. Please contact your PCS Advisor for more complete instructions.

4.	When will I be contacted regarding the final price and the number of shares allocated to me?

You will be contacted the night of pricing, and at that time will be informed of the final share price, the number of shares allocated to you, and your account number. However, you will not receive the shares into your account until you provide CSFB with either verbal or written confirmation of your Indication of Interest. If we do not receive verbal or written confirmation from you, you will be deemed to have declined the offer, and you will receive no shares.

5.	Will I be able to get more shares than my allocation?

It is improbable that a client will ever receive more shares than the allocation notice advises.

6.	Can I transfer shares to another brokerage firm once I have paid for my allocation?

Yes, shares purchased through this program may be transferred to another financial institution. The transfer process will take several business days to complete. To initiate a transfer, you must fax a signed Letter of Authorization (LOA) outlining the details of the request to                      at                     . The LOA should include the following information in addition to your name, signature, and account number:

The name and number of shares to be transferred,

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The name of the receiving financial institution,

The DTC Number of the receiving firm,

The name of the receiving account,

The number of the receiving account, and

The name and phone number of your contact at the receiving firm.

There is a $50.00 fee charged if you decide to transfer out your shares through any automated customer account transfer (“ACAT”). However, should you decide to have your shares shipped to you in certificate form to your address of record via Federal Express, there are no transfer fees.

7.	What is the enclosed prospectus?

The prospectus is a detailed description of the stock offering. This document contains important information, required by law, to assist you making an investment decision. No decision to invest should be made without a thorough review of the prospectus.

PAYMENT AND FEES

8.	How do I wire money to CSFB?

Please use the following wire instructions:

The Bank of New York

New York, NY

ABA #021-000018

Acct: Pershing LLC

Acct #890-051238-5

For Further Credit to: (The title of your CSFB account/your name goes here)

For Further Credit to Account number: (Your CSFB Account number here)

•	Payment must be remitted in the form of a check or wire from an account in the name of the participant only. Please note that CSFB LLC does not accept third party payments. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your wire.

9.	Where do I send my check?

Please make checks payable to “Pershing LLC,” include your account number on all checks, and send checks to:

CSFB Private Client Services

Central Operations Manager

Eleven Madison Avenue, 7th Floor

New York, NY 10010-3629

(800) 214-3591

2

•	A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment.

•	We strongly suggest that clients overnight their checks.

•	We do NOT accept cashier’s checks, money orders, or third party checks.

•	Out-of-state personal checks may take up to 7 business days to clear the banking system. Until funds clear, stock certificates or sale proceeds cannot be remitted.

10.	When do I send my check or money wire?

We must receive payment within three (3) business days following the IPO date (the “settlement date”). A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment. Payment must be in U.S. Dollars. After settlement date, CSFB will charge interest on the debit balance in your account whether or not you have already sold shares.

11.	What is the fee for CSFB to wire funds to me?

$25

12.	What is the minimum amount for a wire?

$10,000

13.	What is the fee for over-nighting a check to me?

$12

14.	Do you accept credit cards?

No.

15.	Can I pay for my shares from the proceeds of a sale of the shares?

NO. “Free-riding” — when a client buys and sells securities without paying for them — is a violation of industry regulations.

16.	How much money do I owe CSFB?

The amount due can be calculated by multiplying the final number of shares allocated to you by the final price per share plus to the transaction confirmation fee of $5.00.

17.	Can I pay for my shares via payroll deduction?

No. The Company intends to establish an Employee Stock Purchase Plan for future stock purchase after the IPO. The Directed Share Program is a one-time event and any shares allocated to you through the Program must be paid for according to these instructions.

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SELLING SHARES

18.	How do I sell my shares?

An order can only be executed by a registered representative upon receipt of the client’s instructions to sell or buy. Instructions must be given by telephone. We do NOT accept orders via e-mail, fax, or voicemail.

PCS Team Leader —             .

PCS Team Advisor #2 —             .

PCS Team Advisor #3 —             .

All orders entered, both market and limit, are good for the day unless otherwise specified by the client.

19.	What is a “market order?”

A market order is an order to buy or sell a stated amount of a security at the current market price.

20.	What is a “limit order?”

A limit order is an order to buy or sell a stated amount of a security at a specified price. A sell limit order can only be executed at the limit price or higher.

21.	What is a “GTC” order?

A “GTC” order is a “Good ‘Til Cancelled” order. It is an order to buy or sell a security at a specific or limit price that lasts until the order is completed or cancelled.

ACCOUNT FORMS

22.	What is a W-9?

A W-9 is a form required by the IRS for US. persons (including resident aliens) to provide their tax identification number to reporting entities such as broker-dealers. Foreign persons must complete the W-8form.

23.	What is the difference between “Joint Tenants in Common” versus “Joint Tenants with Rights of Survivorship?”

Under “Joint Tenants with Rights of Survivorship” (JTWROS), if one of the joint owners dies, his or her interest passes to the surviving owner(s). Under “Tenants in Common, “if one of the joint owners dies, a portion of the account passes to his or her estate.

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24.	What happens if I fail to pay for the shares allocated to me in accordance with these payment instructions?

The shares will be removed from your account and you will be financially responsible for the dollar difference, ~f any, between the IPO price and the current market price. For this reason, you must carefully consider confirming your indication of interest on the pricing date.

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Annex C-1

From: STEVEN MANZ [mailto:SMANZ@herculesoffshore.com]

Sent: Monday, August 15, 2005 10:15 AM

To: STEVEN MANZ

Cc: DEBBIE VENDITTO

Subject: IPO DSP

As part of our IPO, CSFB is going to manage a DSP for a small handful of people that have been instrumental in helping Hercules.

If you are interested in being part of the DSP list, can you please forward the following information to Debbie:

1. SS#

2. Home Address

3. Home, work and mobile phone number

4. Preferred email address

We are trying to finalize the list this week.

Steve

Annex C-2

From: STEVEN MANZ

Sent: Monday, August 15, 2005 10:31 AM

To: STEVEN MANZ

Cc: DEBBIE VENDITTO

Subject: IPO DSP

As part of our IPO, CSFB is going to manage a Designated Share Purchase Plan for a small handful of people that have been instrumental in helping Hercules.

If you are interested in being contacted by CSFB for inclusion in the DSP list, can you please forward the following information to Debbie Venditto:

1. Full name

2. SS#

3. Home Address

4. Home, work and mobile phone number

5. Preferred email address

Apologies in advance for the short notice, but we are trying to finalize the list this week.

Steve

Annex D

[CONFIDENTIAL TREATMENT REQUESTED BY HERCULES OFFSHORE]

[SUBMITTED WITH HARD COPY OF MEMORANDUM ONLY]

Annex E

[CONFIDENTIAL TREATMENT REQUESTED BY HERCULES OFFSHORE]

[SUBMITTED WITH HARD COPY OF MEMORANDUM ONLY]